SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For 8 September 2005

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Interim Results dated 8 September 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	8 September 2005

Exhibit 99.1

8 September 2005

InterContinental Hotels Group PLC

First Half and Second Quarter Results to 30 June 2005

Highlights

•	Hotels operating profit up 33% from £115m to £153m.*

•	Hotels managed and franchised operating profit up 16% from £116m to £134m.

•	Britvic operating profit up 5% from £37m to £39m.

•	Group operating profit up 26% from £152m to £192m.

•	Adjusted earnings per share up 27% from 14.2p to 18.1p.

•	Interim dividend up 7% from 4.3p to 4.6p.

•	8.1% RevPAR growth across IHG’s hotels. Strongest trading in Americas, UK and Asia Pacific.

•	Further progress made on hotel asset disposals, with £2.2bn of disposals since Separation.

•	3,500 net rooms added. 16,900 rooms opened. 27,200 pipeline signings, taking pipeline to a record 89,600 rooms.

•	50,000-60,000 net organic room additions planned over three years to 31 December 2008.

•	Up to £1.0bn of current hotel portfolio intended to be retained, mainly strategic InterContinentals; £600m intended to be sold.

•	Further £250m share buyback announced.

All figures and movements at actual exchange rates and before special items. A constant currency analysis is included as appendix 4.

*	Up 14% to £131m excluding a £22m International Financial Reporting Standards (“IFRS”) depreciation benefit.

Commenting on the results, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“We have had a good first half with strong trading around the world producing a significant increase in hotels operating profit. We continue to make good progress on our asset disposal programme and returning funds to shareholders.

IHG is in an excellent position in a strong hotels market – and there is much for us to go for. Our aim is to make our brands the first choice for hotel guests and hotel owners. We will do this by building the brands and strengthening our operating systems. The demanding room growth target we have set out today underlines my confidence in our future.”

Sharper focus

IHG’s core strategy remains consistent, concentrating on the growth of its managed and franchised operations. IHG’s focus will now be on driving faster growth by making its brands the first choice for hotel guests and hotel owners. IHG will do this by building the strongest operating system in the industry, focused on the biggest markets and segments where its scale really counts.

There are four main priorities:

•	Strengthening the brand portfolio, with an initial focus on the Holiday Inn and InterContinental brands. Better and more consistent brand experiences will be delivered to guests through distinctive brand standards and quality improvements. A more systematic approach to brand development will be adopted and global brand identities will converge over time. Further opportunities to extend brands and develop the portfolio will be identified.

•	Driving hotel returns by strengthening front end delivery systems, building IT infrastructure and support, and linking Priority Club Rewards and brand programmes more directly. Systems to identify continuous improvement in hotel efficiency and operating processes will be put in place.

•	Using IHG’s market knowledge and scale. Geographical rollout of IHG’s brands will be pursued more aggressively. Managed and franchised sales teams will be strengthened across regions and segments. Capital will be used where appropriate to maximise opportunities to work with owners.

•	Aligning IHG’s organisational structure. IHG’s teams around the world will be aligned to work better together and in partnership with owners, recognising their differing needs. Growth critical capabilities will be strengthened. IHG’s corporate social responsibility agenda will continue to be developed.

Successful execution of the strategy will drive 50,000-60,000 net organic room additions by the end of 2008. This is more than three times the recent rate of net rooms additions. The commitment to improving the quality of rooms operated under IHG’s brands will be maintained.

Costs will continue to be held under tight control. A higher proportion of IHG’s costs will, over time, be focused on IHG’s guest and owner facing capabilities, where additional investment drives the most growth. In the short term, fulfilling IHG’s growth potential will require additional revenue investment to strengthen capabilities in certain key areas, including brand management, IT and the managed and franchised sales teams.

Continuing hotel portfolio

IHG intends to continue to dispose of its remaining hotels, except those hotels which play a strategic role in supporting a brand and can generate an appropriate return on investment. As a consequence further hotels, principally in Continental Europe, with a net book value of £600m are intended to be put on the market when the time is right.

The size of the future owned portfolio is likely to fluctuate over time with ongoing disposals and expenditure on new or existing assets. The aggregate value of owned and leased hotels that are intended to be retained from the current portfolio is up to £1.0bn. IHG will continue to own InterContinental hotels in the strategic cities of London, New York, Hong Kong and Paris. These hotels have recently completed, or are undergoing, full refurbishment. A small portfolio of other hotels will be retained, including the new InterContinental Buckhead hotel in Atlanta, Georgia and the prototype Holiday Inn hotel in Gwinnett, Georgia. Maintenance of these hotels and of central systems is expected to require annual capital expenditure of approximately £60-80m.

Hotels capital expenditure of £63m was incurred in the first half. The forecast for full year capital expenditure has been reduced to approximately £200m, including a significant proportion of the costs of the major renovation and re-launch of the InterContinental London. This renovation is now expected to have a £12m impact on operating profit in 2005, heavily second half weighted, and a similar impact in 2006, when the hotel will reopen.

Hotel disposals continue

82 hotels were disposed of in the first half for proceeds of £1.2bn, approximately equal to net book value. Disposals included the UK portfolio of 68 Holiday Inns, four Crowne Plazas and one Holiday Inn Express to LRG for £1bn and the acquisition by Strategic Hotel Capital of 85% interests in InterContinental hotels in Miami and Chicago. Since the period end a portfolio of 10 hotels in Australasia has also been sold for approximately £170m, 23% ahead of its net book value of £138m, and the InterContinental Paris for €315m, 26% ahead of net book value.

Proceeds announced from the asset disposal process since Separation amount to £2.2bn, approximately equal to net book value. Management or franchise contracts have been retained on 88% of these properties.

Additional return of funds announced

£2bn return of funds to shareholders has already been announced. £1.9bn has been returned to date and £122m remains to be returned via share buybacks.

A further share buyback programme of £250m will commence following completion of the current programme.

The timing and amount of further returns to shareholders will be influenced by when disposal proceeds are received, the need to maintain an appropriate level of gearing and opportunities to drive growth through investment in the business.

Americas: strong performance across the business

Revenue performance

RevPAR increased 9.0% in the first half, with all brands performing strongly. Rate growth generated most of the increase, though occupancy continued to rise. Corporate rate business and corporate groups were particularly strong. Candlewood Suites benefited from being integrated into IHG’s system delivery platform, out-performing its market segment. Holiday Inn and Holiday Inn Express maintained their significant RevPAR premiums, with Holiday Inn increasing its revenue market share.

Operating profit performance

Operating profit, up 21% from $150m to $181m, benefited by $8m from not depreciating assets held for sale under IFRS. Continuing owned and leased profit increased from $2m to $10m, driven by strong trading in the remaining owned portfolio. Managed profit, up 375%, gained from new management contracts on disposed assets and increased profitability across the existing portfolio. Franchised profit was up 10%, driven by RevPAR increases and fees from increased franchise sales.

Owner relationships and brand development

Owner relationships continued to expand. Owners acquiring properties and retaining IHG’s brand included Strategic Hotel Capital, Hospitality Properties Trust and Highgate Holdings. Owner interest remains high in the newly launched Hotel Indigo brand. Franchise and management development teams have been further strengthened, with new hires increasing development resources by 40%.

EMEA: continued out-performance in UK market

Revenue performance

RevPAR increased 5.3% in the first half. There were considerable variances in performance across geographic markets. Holiday Inn UK revPAR was up 7.9% continuing to benefit from strong business travel, room refurbishments and targeted marketing campaigns. France, where RevPAR was up 8.5%, was aided by continuing ramp up at the reopened InterContinental Le Grand Hotel in Paris. Germany, with 2.3% RevPAR decline, saw demand fall as oversupply continued in several of IHG’s main markets.

Operating profit performance

Operating profit, up 46% from £50m to £73m, benefited by £18m from not depreciating assets held for sale under IFRS. Continuing owned and leased profit increased from £5m to £7m, with the impact of refurbishments at the InterContinental London and Holiday Inn Munich City Centre mitigated by improved trading at InterContinental Le Grand, Paris. Managed profit, down 13%, was impacted by non recurring 2004 first half liquidated damages, but benefited from stronger trading. Franchised profit was up 78%, as a result of receiving £7m liquidated damages from the termination of IHG’s South African master franchise.

Owner relationships and brand development

Since the period end, franchise agreements have been signed on portfolios of hotels owned by Stardon UK and Queens Moat House, adding two Crowne Plazas and 16 Holiday Inns in the UK (2,800 rooms).

Asia Pacific: continued growth

Revenue performance

RevPAR increased 7.5% in the first half, driven by rate increases. The three main brands in the region, InterContinental, Crowne Plaza and Holiday Inn, all generated strong RevPAR growth.

Operating profit performance

Operating profit increased 38% from $21m to $29m. Owned and leased operating profit increased 46%, driven by InterContinental Hong Kong. Managed hotels profit increased 33%, driven by continued strength in China, Australia and New Zealand.

Owner relationships and brand development

Express by Holiday Inn’s launch in Greater China has generated considerable owner interest, with two properties already in the pipeline. IHG’s nearly 20 year track record of operations in China, and its sizeable Shanghai based presence, gives owners confidence in IHG’s commitment to maintain its premier position in China. IHG’s Australasian portfolio, comprising one InterContinental, three Crowne Plazas and six Holiday Inns, was sold after the period end and will remain under IHG’s brands.

Increase in system and pipeline size

IHG’s system increased by 3,500 rooms in the first half to 537,700.

•	16,900 rooms opened, of which 10,200 were new build. 11,800 room additions were from Holiday Inn and Express, 3,100 from Crowne Plaza, 1,000 from InterContinental, and 1,000 from IHG’s other brands.

•	13,400 rooms left the system, of which 11,500 were in the Americas. Over 50% of total room exits were at IHG’s instigation. Applications or enquiries have already been received to replace hotels in a third of the locations where IHG enforced exits. 1,800 of total room exits were as a result of hotels damaged by hurricanes in 2004 which have been unable to reopen and 400 from hotels sold by IHG without retaining an IHG brand. Excluding these, net room additions in the period would have been 5,700 rooms.

•	2,800 rooms have been signed in the UK since the period end as a result of franchise agreements with Stardon UK and Queens Moat House.

•	IHG’s South African master franchise has been terminated. As a result, 6,300 rooms are expected to leave the system over the remainder of the year. £7m liquidated damages were received in the period and IHG is now free to operate with any franchisee in South Africa.

IHG continues to expand its upscale hotel presence, with eighteen additions

•	Four newly built InterContinental hotels.

•	Ten Crowne Plazas hotels, four newly built and six brand conversions.

•	Three Staybridge Suites, and one Hotel Indigo.

IHG’s pipeline continues to grow.

•	27,200 rooms were signed in the first half. 21,700 in the Americas, 2,100 in EMEA and 3,400 in Asia Pacific.

•	89,600 rooms are now in the pipeline, up nearly 7,000 (9%) since the start of the year.

•	76% of pipeline rooms are in IHG’s key markets of US, UK and China.

Increased revenue delivery to IHG’s hotel owners

IHG continues to demonstrate the strength of its revenue delivery to hotel owners through its sales channels and loyalty programme, with significant increases over the same period of 2004.

•	Rooms revenue booked through IHG’s reservation channels rose from 39% to 42%, $2.4bn of revenue.

•	Rooms revenue generated from Priority Club Rewards members increased from 30% to 32%, $1.8bn of revenue.

•	Internet revenues increased from 13% to over 15% of the total.

•	The proportion of Internet revenues delivered through IHG’s own websites grew from 78% to 85%.

•	Membership of Priority Club Rewards, the largest loyalty scheme in the hotel industry, expanded to 26m.

•	Priority Club Rewards membership continues to grow in Greater China, where it now has nearly 450,000 members.

Current trading

Trading continues to be good in the US, UK and Asia with RevPAR growing through a mixture of rate and occupancy. However, performance in Continental Europe is still varied. Although revenues have grown and market share increased in many markets, trading in a number of larger owned InterContinentals has been adversely affected by continuing specific events or local market issues, primarily in Cannes, Paris and Frankfurt. So far, relatively limited impact has been seen from the recent London bombings, with slightly higher than normal cancellations and a lower growth in RevPAR in July.

It is too early to predict the trading impact of Hurricane Katrina in the US.

Britvic first half trading

The trading environment was highly competitive, leading to a decline in average prices seen across the market. Despite these conditions, Britvic has performed well, achieving 1% turnover growth and a 5% increase in operating profit.

Volumes of branded product sold increased by 5%. J2O and Robinsons Fruit Shoot continued to increase volumes and to win market share. Pepsi achieved 7% growth in volume and also gained market share.

Brand innovation continued, with successful launches of Tango Clear, new flavours of J2O and Fruit Shoot, and no added sugar variants of Robinsons Fruit Spring and Robinsons for Milk.

Appendix 1: Asset disposal programme detail

	Number of hotels	Proceeds		Net book value		Annual EBITDA forgone*		Annual EBIT forgone*
Disposed to date**	139	£2.2	bn	£2.2	bn	£192	m	£135	m
On the market	5	—		£45	m	—		—
Remaining hotels	53	—		£1.5	bn	—		—

*	Based on EBITDA and EBIT in the last full year before disposal.
**	Including Holiday Inn Nottingham and Holiday Inn Nantes, sold for an aggregate £10m. The Holiday Inn Nottingham will exit the IHG system.

For a full list please visit http:/www.ihgplc.com/investors

Appendix 2: Return of funds programme

	Timing	Total return		Returned to date		Still to be returned
£501m special dividend	Paid December 2004	£501	m	£501	m	Nil
First £250m share buyback	Completed in 2004	£250	m	£250	m	Nil
Second £250m share buyback	Ongoing	£250	m	£128	m	£122	m
£996m capital return	Paid 8 July 2005	£996	m	£996	m	Nil
Further returns announced	Ongoing	£250	m	—		£250	m
Total		£2.25	bn	£1.88	bn	£0.37	bn

Appendix 3: Investor information for 2005 interim dividend

Ex-dividend Date: 21 September 2005

Record Date: 23 September 2005

Payment Date: 17 October 2005

Appendix 4: Constant currency operating profits before special items for the period.

	Americas		EMEA		Asia Pacific		Total
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**
Growth	18%	21%	46%	49%	36%	40%	33%	36%

*	Sterling actual currency
**	Translated at constant 2004 exchange rates

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972

Media Affairs (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from

www.vismedia.co.uk . This includes profile shots of the key executives.

Presentation for Analysts and Shareholders

A presentation with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.00 am (London time) on 8 September at Crowne Plaza London – The City. There will be an opportunity to ask questions. The presentation will conclude at approximately 10.00 am (London time).

There will be an audio webcast of the presentation of the results on the web address www.ihgplc.com/interims05. The webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.

There will also be a live dial-in facility

International dial-in	+44 (0)20 7365 1834

Presentation for Media

A presentation with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 11.30 am (London time) on 8 September at Crowne Plaza London – The City. There will be an opportunity to ask questions. The presentation will conclude at approximately 12.15 pm (London time).

Q&A CALL

There will be a call, primarily for US investors and analysts, at 1.30pm (London time) on 8 September with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) available to answer questions on the results.

International dial-in	+44 (0)1452 562716
US toll-free	1866 832 0717

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on 8 September 2005. The web address is http://www.ihgplc.com/investors/announcements.asp

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world’s largest hotel loyalty programme, Priority Club® Rewards, with over 26 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘ target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in “Risk Factors” in the InterContinental Hotels Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

OPERATING REVIEW

This operating review discusses the performance of the InterContinental Hotels Group, comprising the Hotels and Soft Drinks businesses for the six months ended 30 June 2005. These results are presented under International Financial Reporting Standards (IFRS) and the results for the comparative period, the six months ended 30 June 2004, have also been presented under IFRS.

GROUP SUMMARY

	Three months ended					Six months ended
	30 June 2005 £m		30 June 2004 £m		% change	30 June 2005 £m		30 June 2004 £m		% change
Revenue:
Hotels:
Continuing operations	248		215		15.3%	446		399		11.8%
Discontinued operations	98		172		(43.0)%	244		336		(27.4)%

Total	346		387		(10.6)%	690		735		(6.1)%
Soft Drinks	181		178		1.7%	370		366		1.1%

	527		565		(6.7)%	1,060		1,101		(3.7)%

Operating profit:
Hotels:
Continuing operations	62		42		47.6%	91		68		33.8%
Discontinued operations	26		27		(3.7)%	62		47		31.9%

Total	88		69		27.5%	153		115		33.0%
Soft Drinks	28		28		—	39		37		5.4%

	116		97		19.6%	192		152		26.3%
Other operating income and expenses	(8)		10			(8)		6

	108		107		0.9%	184		158		16.5%

Profit before tax	101		107		(5.6)%	166		154		7.8%

Adjusted earnings per share:
Continuing operations	8.4	p	6.4	p	31.3%	11.2	p	9.9	p	13.1%

Total	11.4	p	8.8	p	29.5%	18.1	p	14.2	p	27.5%

IHG operating profit for the six months ended 30 June 2005 increased by 16.5 % from £158m to £184m. Profit before tax grew by 7.8% to £166m, and adjusted earnings per ordinary share for continuing operations rose from 9.9p to 11.2p.

Discontinued operations represents the results from operations that have been sold or are held for sale and where there is a co-ordinated plan to dispose of them under IHG’s asset disposal programme. Discontinued operations therefore mainly include the US, UK and Australasian hotels placed on the market over the last 12 months.

HOTELS

	Three months ended			Six months ended
	30 June 2005 £m	30 June 2004 £m	% change	30 June 2005 £m	30 June 2004 £m	% change
Revenue:
Americas	109	131	(16.8)%	224	246	(8.9)%
EMEA	191	214	(10.7)%	374	404	(7.4)%
Asia Pacific	36	31	16.1%	72	64	12.5%
Central	10	11	(9.1)%	20	21	(4.8)%

	346	387	(10.6)%	690	735	(6.1)%

Operating profit before other operating income and expenses:
Americas	53	49	8.2%	97	82	18.3%
EMEA	47	34	38.2%	73	50	46.0%
Asia Pacific	6	4	50.0%	15	11	36.4%
Central	(18)	(18)	—	(32)	(28)	14.3%

	88	69	27.5%	153	115	33.0%

Hotels operating profit increased by 33.0% to £153m for the six months ended 30 June 2005. Excluding discontinued operations, operating profit grew by 33.8% to £91m.

AMERICAS

	Three months ended			Six months ended
	30 June 2005 $m	30 June 2004 $m	% change	30 June 2005 $m	30 June 2004 $m	% change
Revenue:
Owned and leased	57	41	39.0%	103	78	32.1%
Managed	32	14	128.6%	57	27	111.1%
Franchised	100	94	6.4%	185	173	6.9%

Continuing operations	189	149	26.8%	345	278	24.1%
Discontinued operations – Owned and leased	13	88	(85.2)%	76	170	(55.3)%

Total $m	202	237	(14.8)%	421	448	(6.0)%

Sterling equivalent £m	109	131	(16.8)%	224	246	(8.9)%

Operating profit before other operating income and expenses:
Owned and leased	8	3	166.7%	10	2	400.0%
Managed	11	4	175.0%	19	4	375.0%
Franchised	87	81	7.4%	162	148	9.5%

Continuing operations	106	88	20.5%	191	154	24.0%
Discontinued operations – Owned and leased	4	13	(69.2)%	19	20	(5.0)%

	110	101	8.9%	210	174	20.7%
Regional overheads	(13)	(13)	—	(29)	(24)	20.8%

Total $m	97	88	10.2%	181	150	20.7%

Sterling equivalent £m	53	49	8.2%	97	82	18.3%

Revenue for the Americas reduced by 6.0% to $421m for the six months ended 30 June 2005 mainly as a result of the owned hotel disposals in the first half of 2005. Revenue from continuing operations increased by 24.1% to $345m for the six months. Continuing owned and leased revenue grew by 32.1% as a result of strong trading in the comparable estate (those hotels fully trading as owned and leased in both six month periods) and the contribution from the InterContinental Buckhead, which opened in November 2004. Managed revenue more than doubled to $57m as a result of management fees received from the disposed hotels where management contracts were entered into, and improved trading in the existing managed portfolio. Franchised revenue grew by 6.9% reflecting increased royalties and sales revenues.

Operating profit increased by 20.7% to $181m. The relative strength of sterling to the US dollar (2005 six months to June $1.87 : £1; 2004 six months to June $1.82 : £1) meant that sterling reported operating profit grew by 18.3%. Operating profit from continuing operations before regional overheads grew by 24.0% to $191m for the six months ended 30 June 2005.

Owned and leased continuing operations operating profit grew by $8m to $10m. This was driven by strong trading in the comparable estate and a good performance from the recently opened InterContinental Buckhead.

Managed operating profit grew to $19m for the six months ended 30 June 2005. This was boosted by management fees received on the 13 hotels sold to Hospitality Properties Trust (HPT) and the two InterContinental hotels acquired by Strategic Hotel Capital, Inc. (SHC), as well as improved trading in the rest of the managed portfolio. Managed RevPAR grew by 6.6% for Holiday Inn, 11.3% for Staybridge Suites and 17.4% for Candlewood Suites.

Franchised operating profit grew by 9.5% as all brands demonstrated strong RevPAR growth over the first six months of 2004 with Crowne Plaza 10.9% up, Holiday Inn 7.5% up, Holiday Inn Express 9.9% up and Staybridge Suites 10.6% up. This led to a growth in royalties, whilst increased sales revenues from new agreements also boosted operating profit.

The number of hotels in the Americas system grew in the first half of 2005 by a net 24, with 92 hotels joining the system (11,000 rooms) and 68 hotels leaving (11,500 rooms). The Americas pipeline (deals signed but hotels yet to enter the system) remains strong at 30 June 2005 with 619 hotels, 63,000 rooms; up 74 hotels, 7,600 rooms from 31 December 2004.

EUROPE, MIDDLE EAST & AFRICA (EMEA)

	Three months ended			Six months ended
	30 June 2005 £m	30 June 2004 £m	% change	30 June 2005 £m	30 June 2004 £m	% change
Revenue:
Owned and leased	92	86	7.0%	162	156	3.8%
Managed	11	12	(8.3)%	21	24	(12.5)%
Franchised	14	8	75.0%	20	13	53.8%

Continuing operations	117	106	10.4%	203	193	5.2%
Discontinued operations – Owned and leased	74	108	(31.5)%	171	211	(19.0)%

Total £m	191	214	(10.7)%	374	404	(7.4)%

Dollar equivalent $m	353	384	(8.1)%	700	734	(4.6)%

Operating profit before other operating income and expenses:
Owned and leased	11	8	37.5%	7	5	40.0%
Managed	7	7	—	13	15	(13.3)%
Franchised	12	5	140.0%	16	9	77.8%

Continuing operations	30	20	50.0%	36	29	24.1%
Discontinued operations – Owned and leased	22	19	15.8%	47	33	42.4%

	52	39	33.3%	83	62	33.9%
Regional overheads	(5)	(5)	—	(10)	(12)	(16.7)%

Total £m	47	34	38.2%	73	50	46.0%

Dollar equivalent $m	89	62	43.5%	137	91	50.5%

Revenue for EMEA reduced by 7.4% to £374m for the six months ended 30 June 2005. Revenue from continuing operations increased by 5.2% to £203m, with owned and leased revenue increasing by 3.8% to £162m.

In May 2005 the disposal of 73 hotels to LRG Acquisition Limited (LRG) was completed; these hotels together with other smaller disposals are treated as discontinued operations. Operating profit in total increased by 46.0% to £73m and for continuing operations before regional overheads by 24.1% to £36m.

Owned and leased operating profit from continuing operations increased by £2m to £7m. Continued difficult trading conditions in France and Frankfurt and the refurbishment disruption at the InterContinental London and Holiday Inn Munich, held back performance.

Managed operating profit was 13.3% below last year, at £13m. Underlying trading was strong but the results were impacted by loss of earnings at the InterContinental Beirut due to the terrorist bombing during the first quarter. The comparison to last year is also distorted by the inclusion in 2004 of £4m liquidated damages from the early termination of the InterContinental Barcelona management contract.

Franchised operating profit was up by £7m to £16m for the first six months of 2005. This included £7m liquidated damages for the termination of franchise agreements in South Africa. Underlying trading was strong with Holiday Inn franchise RevPAR up by 1.9% and Holiday Inn Express RevPAR up by 7.0%.

The EMEA system grew by 10 hotels, 3,100 rooms in the period. The termination of the franchise agreements in South Africa will remove approximately 6,300 rooms from the system by the end of 2005. In July 2005, IHG announced the signing of a franchise agreement for five Holiday Inn hotels (600 rooms) in the United Kingdom owned by Stardon, a joint venture company formed between Starwood Capital Europe and Chardon Hotels. In August 2005, IHG announced the signing of a new franchise agreement for 13 hotels (2,200 rooms) in the United Kingdom owned by Queens Moat Houses Limited.

ASIA PACIFIC

	Three months ended			Six months ended
	30 June 2005 $m	30 June 2004 $m	% change	30 June 2005 $m	30 June 2004 $m	% change
Revenue:
Owned and leased	23	19	2.1%	49	39	25.6%
Managed	11	8	37.5%	21	17	23.5%
Franchised	2	2	—	3	3	—

Continuing operations	36	29	24.1%	73	59	23.7%
Discontinued operations – Owned and leased	31	27	14.8%	62	57	8.8%

Total $m	67	56	19.6%	135	116	16.4%

Sterling equivalent £m	36	31	16.1%	72	64	12.5%

Operating profit before other operating income and expenses:

Owned and leased	3	3	—	9	7	28.6%
Managed	8	6	33.3%	16	12	33.3%
Franchised	1	1	—	2	2	—

Continuing operations	12	10	20.0%	27	21	28.6%
Discontinued operations – Owned and leased	5	2	150.0%	10	6	66.7%

	17	12	41.7%	37	27	37.0%
Regional overheads	(4)	(3)	33.3%	(8)	(6)	33.3%

Total $m	13	9	44.4%	29	21	38.1%

Sterling equivalent £m	6	4	50.0%	15	11	36.4%

Revenue in Asia Pacific grew by $19m to $135m for the six months ended 30 June 2005. Operating profit increased by $8m to $29m.

Discontinued operations represents the results of the ten owned and leased hotels in Australia, New Zealand and Fiji placed on the market on 4 April 2005 and announced as disposed on 1 September 2005 (see Asset Disposals).

Owned and leased continuing operations operating profit increased by $2m driven by strong trading in the InterContinental Hong Kong, with a RevPAR increase of 20.8% over the first half of 2004.

Managed operating profit increased to $16m, with strong RevPAR growth in Australia, New Zealand and China.

The system in Asia Pacific grew as eight hotels (2,700 rooms) joined the system in the period, including five in China.

SOFT DRINKS

	Three months ended			Six months ended
	30 June 2005 £m	30 June 2004 £m	% change	30 June 2005 £m	30 June 2004 £m	% change
Revenue	181	178	1.7%	370	366	1.1%
Operating profit	28	28	—	39	37	5.4%

Britvic Soft Drinks revenue increased by 1.1% on the first half of 2004, despite tough market conditions. Volumes grew by 6.7% in the first half, with J2O and Robinsons Fruit Shoot performing well, growing at 21% and 24% respectively. Despite a highly competitive carbonates market, Pepsi achieved 6.9% volume growth. High levels of promotional activity across the market led to a decline in average prices. Britvic continued to invest in supply chain and IT infrastructure. Operating profit finished ahead of last year at £39m.

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses, an £8m charge in the six months ended 30 June 2005, incorporated the £4m costs of the corporate restructuring required to effect the £1bn return of funds together with restructuring costs in the hotel business arising from the asset disposal programme. The £6m credit in the six months ended 30 June 2004 was the adjustment to market value of the Group’s investment in FelCor Lodging Trust Inc.

NET FINANCING COSTS

Net financing costs amounted to £18m in the six months ended 30 June 2005. The period benefited from the receipt of proceeds from the LRG disposal (approximately £960m) which completed on 24 May 2005.

TAXATION

The tax charge on profit before tax, excluding the impact of special items (see note 5 in notes to the interim financial statements), has been calculated using an estimated effective annual tax rate of 29%. By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 36%. Prior year items relate wholly to continuing operations.

GAIN ON DISPOSAL OF ASSETS

The gain on disposal of assets, net of related tax, amounted to £14m for the six months ended 30 June 2005.

TREASURY

The net movement in cash and cash equivalents in the six months ended 30 June 2005 was an inflow of £1,060m. This included a net cash inflow from operations of £140m. Net debt at 30 June 2005 was £5m comprising Hotels net cash of £262m and Britvic net debt of £267m.

The net cash inflow from investing activities included £1,394m from Hotel disposals.

ASSET DISPOSALS

During the first half of 2005 IHG completed three significant transactions:

•	the sale of 13 hotels in the United States, Canada and Puerto Rico to HPT for $425m before transaction costs. $395m was received upon the main completion of the sale on 16 February 2005, and $30m upon the completion of the sale of the InterContinental hotel in Austin, Texas on 1 June 2005. IHG entered into a management agreement with HPT on 12 of the hotels and will operate one on a lease agreement.

•	the acquisition by SHC of 85% interests in the InterContinental Miami and InterContinental Chicago, for $287m in cash before transaction costs. The acquisition completed on 1 April 2005. IHG entered into a management agreement with SHC on both of the hotels.

•	the sale of 73 hotels in the United Kingdom to LRG. The transaction completed on 24 May 2005. IHG entered into a management agreement with LRG on 63 of the hotels and will operate the other ten hotels on a temporary management agreement.

Other disposals during the first half of 2005 included the Crowne Plaza United Nations, New York, the InterContinental The George, Edinburgh, the Crowne Plaza American Hotel, Amsterdam, and the Holiday Inns at Plymouth and Swansea, all of which left the system, and the Crowne Plaza Brussels Europa and Holiday Inn Birmingham Airport, which were sold with franchise agreements.

On 1 September 2005, in two separate transactions, IHG announced the sale of ten hotels in Asia Pacific that had been placed on the market in the second quarter of 2005. The aggregate proceeds were Aus$405m in cash before transaction costs. Both transactions are expected to complete in the fourth quarter of 2005. IHG will enter into management agreements on all ten hotels.

On 8 September IHG announced the sale of the InterContinental Paris for €315m in cash before transaction costs. The transaction, which is expected to complete by the end of the year, may be subject to shareholder approval, if required.

Since April 2003 IHG has disposed of or announced the disposal of 139 hotels with proceeds of approximately £2.2bn. At 7 September 2005 five hotels remained on the market with a net book value of approximately £50m.

RETURN OF FUNDS

IHG’s second on-market £250m share repurchase programme commenced in December 2004. A further 19.5 million shares were repurchased during the first half of 2005 at an average price per share of 631 pence (total £123m). This brought the total amount of funds returned to shareholders by way of special dividends and share repurchase programmes, since April 2003, to £879m.

The planned return of a further £1bn of capital to shareholders occurred on 8 July 2005, following the capital reorganisation completed in June 2005. Under the arrangements, shareholders received 11 New Ordinary Shares and £24.75 cash in exchange for every 15 Existing Ordinary Shares held on 24 June 2005.

On 8 September 2005 IHG announced a further £250m share repurchase programme, to commence on completion of the second programme.

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the six months ended 30 June 2005

	6 months ended 30 June 2005						6 months ended 30 June 2004
	Continuing operations £m		Discontinued operations £m		Total £m		Continuing operations £m		Discontinued operations £m		Total £m
Revenue (note 3)	816		244		1,060		765		336		1,101
Cost of sales	(516)		(179)		(695)		(496)		(251)		(747)
Administrative expenses	(108)		—		(108)		(106)		—		(106)

	192		65		257		163		85		248

Depreciation and amortisation	(62)		(3)		(65)		(58)		(38)		(96)
Other operating income and expenses (note 5)	(8)		—		(8)		6		—		6

Operating profit (note 4)	122		62		184		111		47		158
Financial income	17		—		17		39		—		39
Financial expenses	(35)		—		(35)		(43)		—		(43)

Profit before tax	104		62		166		107		47		154

UK tax	(1)		(13)		(14)		(1)		(10)		(11)
Foreign tax	(30)		(7)		(37)		(8)		(6)		(14)
Special tax (note 5)	8		—		8		136		—		136

Total tax (note 6)	(23)		(20)		(43)		127		(16)		111

Profit after tax	81		42		123		234		31		265
Gain on disposal of assets, net of tax charge of £20m (2004 credit of £5m)	—		14		14		—		23		23

Profit available for shareholders	81		56		137		234		54		288

Attributable to:
Equity holders of the parent	68		56		124		220		54		274
Minority interest	13		—		13		14		—		14

Profit for the period	81		56		137		234		54		288

Earnings per ordinary share (note 7):
Basic	11.2	p	9.2	p	20.4	p	30.3	p	7.4	p	37.7	p
Diluted	11.0	p	9.0	p	20.0	p	29.9	p	7.4	p	37.3	p
Adjusted	11.2	p			18.1	p	9.9	p			14.2	p

Dividends per ordinary share:
Paid in the period					10.00	p					9.45	p
Interim proposed					4.60	p					4.30	p

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the three months ended 30 June 2005

	3 months ended 30 June 2005						3 months ended 30 June 2004
	Continuing operations £m		Discontinued operations £m		Total £m		Continuing operations £m		Discontinued operations £m		Total £m
Revenue (note 3)	429		98		527		393		172		565
Cost of sales	(259)		(70)		(329)		(243)		(126)		(369)
Administrative expenses	(51)		—		(51)		(51)		—		(51)

	119		28		147		99		46		145

Depreciation and amortisation	(29)		(2)		(31)		(29)		(19)		(48)
Other operating income and expenses (note 5)	(8)		—		(8)		10		—		10

Operating profit (note 4)	82		26		108		80		27		107
Financial income	10		—		10		23		—		23
Financial expenses	(17)		—		(17)		(23)		—		(23)

Profit before tax	75		26		101		80		27		107

UK tax	(2)		(6)		(8)		—		(6)		(6)
Foreign tax	(22)		(2)		(24)		(6)		(4)		(10)
Special tax (note 5)	8		—		8		112		—		112

Total tax (note 6)	(16)		(8)		(24)		106		(10)		96

Profit after tax	59		18		77		186		17		203
Gain on disposal of assets, net of tax charge of £21m (2004 credit of £6m)	—		5		5		—		19		19

Profit available for shareholders	59		23		82		186		36		222

Attributable to:
Equity holders of the parent	50		23		73		174		36		210
Minority interest	9		—		9		12		—		12

Profit for the period	59		23		82		186		36		222

Earnings per ordinary share (note 7):
Basic	8.4	p	3.8	p	12.2	p	24.3	p	5.0	p	29.3	p
Diluted	8.2	p	3.8	p	12.0	p	24.0	p	5.0	p	29.0	p
Adjusted	8.4	p			11.4	p	6.4	p			8.8	p

INTERCONTINENTAL HOTELS GROUP PLC

GROUP CASH FLOW STATEMENT

For the six months ended 30 June 2005

	2005 6 months ended 30 June £m	2004 6 months ended 30 June £m
Cash flow from operations (note 8)	140	234
Interest paid	(14)	4
Tax paid	(35)	(10)

Net cash from operating activities	91	228

Cash flow from investing activities
Purchases of property, plant and equipment - Hotels	(55)	(66)
Purchases of associates and other financial assets - Hotels	(8)	(4)
Disposal of operations - Hotels	1,394	87
Proceeds from other financial assets - Hotels	7	1
Purchases of property, plant and equipment - Soft Drinks	(27)	(39)

Net cash from investing activities	1,311	(21)

Cash flow from financing activities
Proceeds from issue of share capital	5	4
Purchase of own shares	(124)	(139)
Purchase of own shares by ESOP trusts, net of proceeds on share releases	(3)	—
Dividends paid (including £117m (2004 £17m) to minority shareholders)	(178)	(86)
Borrowings movement	(42)	38

Net cash from financing activities	(342)	(183)

Net movement in cash and cash equivalents in the period	1,060	24
Cash and cash equivalents at beginning of the period	72	411
Exchange rate effects	(6)	(3)

Cash and cash equivalents at end of the period	1,126	432

INTERCONTINENTAL HOTELS GROUP PLC

GROUP STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2005

Movement in IHG shareholders’ equity	2005 6 months ended 30 June £m	2004 6 months ended 30 June £m
At 1 January	1,821	2,323
Adoption of IAS 39 on 1 January 2005	(4)	—

As restated at 1 January	1,817	2,323

Net profit for the period (excluding minority interests of £13m (2004 £14m))	124	274
Exchange movement on foreign currency denominated net assets, borrowings and currency swaps	13	(29)
Valuation losses taken to equity, net of tax	(8)	—

Total recognised income and expense for the period	129	245
Dividends to shareholders	(61)	(69)
Issue of ordinary shares	5	4
Purchase of own shares	(124)	(139)
Cash element of capital reorganisation	(996)	—
Movement in shares in ESOP trusts and share schemes	9	11

At 30 June	779	2,375

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

As at 30 June 2005

	2005 30 June £m	2004 30 June £m	2004 31 December £m
ASSETS
Property, plant and equipment	1,792	3,750	1,926
Goodwill	160	152	152
Intangible assets	133	50	54
Investment in associates	43	53	42
Other financial assets	85	68	69

Total non-current assets	2,213	4,073	2,243

Inventories	44	45	42
Trade and other receivables	463	430	401
Current tax receivable	14	7	14
Cash and cash equivalents	1,126	432	72
Other financial assets	85	67	80

Total current assets	1,732	981	609
Non-current assets classified as held for sale	390	—	1,826

Total assets	4,335	5,054	4,678

LIABILITIES
Short-term borrowings	(5)	(40)	(32)
Due to shareholders*	(996)	—	—
Trade and other payables	(608)	(612)	(628)
Current tax payable	(281)	(311)	(261)

Total current liabilities	(1,890)	(963)	(921)

Loans and other borrowings	(1,126)	(912)	(1,156)
Employee benefits	(149)	(172)	(173)
Provisions and other payables	(111)	(120)	(108)
Deferred tax payable	(261)	(388)	(234)

Total non-current liabilities	(1,647)	(1,592)	(1,671)
Liabilities classified as held for sale	(8)	—	(148)

Total liabilities	(3,545)	(2,555)	(2,740)

Net assets (note 10)	790	2,499	1,938

EQUITY

IHG shareholders’ equity	779	2,375	1,821

Minority equity interests	11	124	117

Total equity	790	2,499	1,938

*	As a result of the capital reorganisation on 27 June 2005.

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

For all periods up to and including the year ended 31 December 2004, InterContinental Hotels Group PLC (IHG) prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). From 1 January 2005 IHG is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). Consequently, financial information for interim quarters of 2005 must be prepared on the basis of IFRS.

These interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’. The unaudited financial statements for the period ended 30 June 2005 and the restatement of financial information for the year ended 31 December 2004 and the period ended 30 June 2004 have been prepared in accordance with IFRS expected to be endorsed by the EU and available for use by listed European companies at 31 December 2005 (with the exception of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ (as amended) for the 2004 information). These International Financial Reporting Standards, Standing Interpretations Committee and International Financial Reporting Interpretations Committee interpretations issued by the International Accounting Standards Board (IASB) are subject to ongoing review and possible amendment or interpretive guidance and are therefore still subject to change which may require further adjustments to this information before it is included in the 2005 Annual Report and Financial Statements.

Shareholder approval was given on 1 June 2005 to recommend proposals for the return of approximately £1 billion to shareholders by way of a capital reorganisation (by means of a Scheme of Arrangement under Section 425 of the Companies Act 1985). Under the arrangement, shareholders received 11 New Ordinary Shares and £24.75 cash in exchange for every 15 Existing Ordinary Shares held on 24 June 2005. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative earnings per share data (see note 7).

The capital reorganisation of InterContinental Hotels Group PLC to New InterContinental Hotels Group PLC (the Company) has been accounted for in accordance with the principles of merger accounting as applicable to group reorganisations. The consolidated financial statements are therefore presented as if the Company had been the parent company of the Group throughout the periods presented. Following this capital reorganisation InterContinental Hotels Group PLC changed its name to InterContinental Hotels PLC and was re-registered as a private limited company, named InterContinental Hotels Limited, and New InterContinental Hotels Group PLC changed its name to InterContinental Hotels Group PLC.

In the information for the year ended 31 December 2004 and the interim quarters of 2004, financial assets and financial liabilities are accounted for on the basis of UK GAAP. The effect of adopting IAS 39 at 1 January 2005 is shown in the statement of changes in equity for 2005.

Details of the accounting policies applied in the period ended 30 June 2005 are set out in the International Financial Reporting Information in IHG’s Annual Report 2004. The policies assume that the amendments to IAS 19 ‘Employee Benefits’ published in December 2004 by the IASB, allowing actuarial gains and losses to be recognised in full through equity, will be endorsed by the EU.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The Annual Report and Financial Statements for the year ended 31 December 2004 which contain an unqualified audit report have been filed with the Registrar of Companies.

Transition to International Financial Reporting Standards

An explanatory note setting out IHG’s accounting policies under IFRS, the major differences between UK GAAP and IFRS for IHG, and reconciliations of UK GAAP to IFRS for the Income statement for the year ended 31 December 2004 and Balance sheets at 1 January 2004 and 31 December 2004 are included within the 2004 Annual Report and Financial Statements. The reconciliations for the 2004 interim period included in this report are set out below:

	2004 3 months ended 30 June £m	2004 6 months ended 30 June £m
Profit for the period under UK GAAP	217	282
Adjustments:
Goodwill amortisation	2	5
Pension costs	(2)	(4)
Share-based payments	(2)	(2)
Deferred taxation	7	7

Profit for the period under IFRS	222	288

		2004 30 June £m
IHG shareholders’ equity under UK GAAP		2,637
Adjustments:
Dividend accrual		30
Pension costs		(123)
Deferred taxation		(174)
Goodwill amortisation		5

IHG shareholders’ equity under IFRS		2,375

Reclassifications which reduce non-current assets by £4m, current assets by £7m and current liabilities by £11m have been made to the Balance sheet at 31 December 2004 as presented in the 2004 Annual Report and Financial Statements. A reclassification has also been made of £19m, reducing shareholders’ equity and increasing minority interests, in respect of dividends to minority shareholders.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate for the six months ended 30 June is £1= $1.87 (2005 3 months, £1 = $1.85; 2004 6 months, £1 = $1.82; 2004 3 months, £1 = $1.81). In the case of the euro, the translation rate for the six months ended 30 June is £1 = €1.46 (2005 3 months, £1 = €1.47; 2004 6 months, £1 = €1.48; 2004 3 months, £1 = €1.50).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.79 (2004 £1 = $1.81). In the case of the euro, the translation rate is £1 = €1.49 (2004 £1 = €1.49).

3.	Revenue

	2005 3 months* ended 30 June £m	2004 3 months* ended 30 June £m	2005 6 months** ended 30 June £m	2004 6 months** ended 30 June £m
Hotels
Americas	109	131	224	246
EMEA	191	214	374	404
Asia Pacific	36	31	72	64
Central	10	11	20	21

	346	387	690	735

Soft Drinks	181	178	370	366

	527	565	1,060	1,101

All discontinued operations relate to the Hotels business.

*	Other than for Soft Drinks which reflects 12 weeks ended 10 July 2005 (2004 12 weeks ended 3 July).
**	Other than for Soft Drinks which reflects 28 weeks ended 10 July 2005 (2004 28 weeks ended 3 July).

4.	Operating profit

	2005 3 months* ended 30 June £m	2004 3 months* ended 30 June £m	2005 6 months** ended 30 June £m	2004 6 months** ended 30 June £m
Hotels
Americas	53	49	97	82
EMEA	47	34	73	50
Asia Pacific	6	4	15	11
Central	(18)	(18)	(32)	(28)

	88	69	153	115

Soft Drinks	28	28	39	37

	116	97	192	152
Other operating income and expenses (note 5)	(8)	10	(8)	6

Operating profit	108	107	184	158

All discontinued operations relate to the Hotels business.

*	Other than for Soft Drinks which reflects 12 weeks ended 10 July 2005 (2004 12 weeks ended 3 July).
**	Other than for Soft Drinks which reflects 28 weeks ended 10 July 2005 (2004 28 weeks ended 3 July).

5.	Special items

	2005 3 months ended 30 June £m	2004 3 months ended 30 June £m	2005 6 months ended 30 June £m	2004 6 months ended 30 June £m
Other operating income and expenses
Restructuring costs (note a)	(8)	—	(8)	—
Adjustment to market value (note b)	—	10	—	6

	(8)	10	(8)	6

Financing
Financial income (note c)	—	12	—	12
Financial expenses (note d)	—	(6)	—	(6)

	—	6	—	6

Taxation
Financing	—	(2)	—	(2)
Special tax credit (note e)	8	114	8	138

	8	112	8	136

All special items relate to continuing operations.

a	Restructuring costs relate to the delivery of the further restructuring of the Hotels business.
b	Adjustment to market valuation of the Group’s investment in FelCor Lodging Trust Inc. Following adoption of IAS 39 at 1 January 2005 adjustments to market value are recorded directly in equity.
c	Interest on special tax refunds.
d	Cost of closing out currency swaps.
e	Represents the release of provisions which are special by reason of their size or incidence relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired and, in 2004, the recognition of a deferred tax asset in respect of capital losses.

6.	Tax

The tax charge on profit before tax, excluding the impact of special items (note 5), has been calculated using an estimated effective annual tax rate of 29%.

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 36%. Prior year items relate wholly to continuing operations.

7.	Earnings per share

6 months ended 30 June

	2005				2004
	Continuing operations £m		Total £m		Continuing operations £m		Total £m
Basic earnings per share
Profit available for equity shareholders	68		124		220		274
Weighted average number of ordinary shares (millions)	607		607		727		727
Basic earnings per share (pence)	11.2	p	20.4	p	30.3	p	37.7	p

Adjusted earnings per share
Profit available for equity shareholders	68		124		220		274
Less adjusting items:
Other operating income and expenses (note 5)	8		8		(6)		(6)
Financing (note 5)	—		—		(6)		(6)
Taxation (note 5)	(8)		(8)		(136)		(136)
Gain on disposal of assets, net of tax	—		(14)		—		(23)

Adjusted earnings	68		110		72		103
Weighted average number of ordinary shares (millions)	607		607		727		727
Adjusted earnings per share (pence)	11.2	p	18.1	p	9.9	p	14.2	p

3 months ended 30 June

Basic earnings per share
Profit available for equity shareholders	50		73		174		210
Weighted average number of ordinary shares (millions)	597		597		718		718
Basic earnings per share (pence)	8.4	p	12.2	p	24.3	p	29.3	p

Adjusted earnings per share
Profit available for equity shareholders	50		73		174		210
Less adjusting items:
Other operating income and expenses (note 5)	8		8		(10)		(10)
Financing (note 5)	—		—		(6)		(6)
Taxation (note 5)	(8)		(8)		(112)		(112)
Gain on disposal of assets, net of tax	—		(5)		—		(19)

Adjusted earnings	50		68		46		63
Weighted average number of ordinary shares (millions)	597		597		718		718
Adjusted earnings per share (pence)	8.4	p	11.4	p	6.4	p	8.8	p

Diluted earnings per share

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares for the six months to 30 June 2005 is 619m (6 months to 30 June 2004, 735m) and for the three months to 30 June 2005 is 608m (3 months to 30 June 2004, 725m).

8.	Cash flow from operations

	2005 6 months ended 30 June £m	2004 6 months ended 30 June £m
Profit for the period	137	288
Adjustments for:
Finance costs	18	4
Income tax expense/(income)	43	(111)
Depreciation and amortisation	65	96
Equity settled share-based cost, net of payments	3	5
Gain on disposal of assets, net of tax	(14)	(23)
Restructuring costs	8	—
Decrease in provisions	(4)	(13)
Adjustment to market value of investments	—	(6)

Operating cash flow before movements in working capital	256	240
Increase in stocks	(4)	(1)
Increase in debtors	(45)	(24)
(Decrease)/increase in creditors	(40)	23
Movement in pension obligation	(27)	(4)

Cash flow from operations	140	234

Hotels	154	174
Soft Drinks	(14)	60

	140	234

Included in cash from operations are inflows of £65m (2004 £85m) of operating profit before interest and depreciation and amortisation related to discontinued operations. Included in cash from investing activities are inflows of £1,390m (2004 £62m) related to discontinued operations.

9.	Net debt

	Cash and cash equivalents £m	Borrowings £m	Total £m
At 1 January 2005	72	(1,188)	(1,116)
Cash flow	1,060	42	1,102
Exchange and other adjustments	(6)	15	9

At 30 June 2005	1,126	(1,131)	(5)

At 1 January 2004	411	(980)	(569)
Cash flow	24	(38)	(14)
Exchange and other adjustments	(3)	66	63

At 30 June 2004	432	(952)	(520)

10.	Net assets

	2005 30 June £m	2004 30 June £m	2004 31 December £m
Hotels	2,079	3,497	3,514
Soft Drinks	248	214	168

	2,327	3,711	3,682

Net debt	(5)	(520)	(1,116)
Other net non-operating liabilities	(1,532)	(692)	(628)

	790	2,499	1,938

11.	Contingent liabilities

At 30 June 2005 the Group had contingent liabilities of £10m (2004 31 December, £9m; 2004 30 June, £11m), mainly comprising guarantees given in the ordinary course of business. IHG has entered into management contract arrangements in the ordinary course of business that include performance guarantees. Management does not anticipate any material funding under these arrangements.

12.	Post balance sheet events

On 1 September 2005, in two separate transactions, IHG announced the sale of ten hotels in Asia Pacific that had been placed on the market in the second quarter of 2005. The aggregate proceeds were Aus$405m in cash before transaction costs. Both transactions are expected to complete in the fourth quarter of 2005. IHG will enter into management agreements on all ten hotels.

On 8 September 2005 IHG announced the sale of the InterContinental Paris for €315m in cash before transaction costs. The transaction, which is expected to complete by the end of the year, may be subject to shareholder approval, if required.

END